Independent Bank Corp.

2036 Washington Street

Hanover, MA 02339

December 7, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Christopher Dunham, Esq.

Re:	Independent Bank Corp.

Amendment No. 1 to Registration Statement on Form S-4

File No. 333-228211

Dear Mr. Dunham:

I am the General Counsel of Independent Bank Corp. (the “Company”) and am authorized to request the acceleration of the effective date of the Company’s Amendment No. 1 to Registration Statement on Form S-4 (Registration Number 333-228211) filed on December 7, 2018 (the “Registration Statement”).

Pursuant to Rule 461 under the Securities Act of 1933, as amended, I hereby request that the Securities and Exchange Commission accelerate the effective date of the Registration Statement so that the Registration Statement may be declared effective on December 11, 2018 at 4:00 p.m., Eastern Time, or as soon as possible thereafter.

Please contact our outside counsel, Michael T. Rave at Day Pitney LLP, at (973) 966-8123, to confirm effectiveness or if you have any questions about this request.

Very truly yours,

/s/ Edward H. Seksay

Edward H. Seksay, Esq.

General Counsel